Neighborhood Sun Benefit Corp. (the "Company") a Maryland Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Neighborhood Sun Benefit Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 29, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	232,621	735,234
Accounts Receivable	696,429	620,671
Prepaid Expenses	346	746
Total Current Assets	929,396	1,356,651
Non-current Assets		
Right of Use Asset	105,554	144,730
Intangible Assets: Goodwill, net of Accumulated Depreciation	6,841,480	6,841,480
Security Deposits	12,756	12,756
Total Non-Current Assets	6,959,790	6,998,966
TOTAL ASSETS	7,889,187	8,355,618
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	384,319	56,128
Accrued Expenses	54,950	142,787
Short Term Debt	377,657	84,538
Convertible Notes	-	1,895,000
Current Lease Liability	52,072	50,687
Payroll Liabilities	152,778	117,371
Total Current Liabilities	1,021,776	2,346,511
Long-term Liabilities		
Non Current Lease Liability	53,481	94,043
Notes Payable	149,900	149,900
Accrued Interest	-	4,000
Total Long-Term Liabilities	203,381	247,943
TOTAL LIABILITIES	1,225,157	2,594,454
EQUITY		
Common Stock	204	188
Preferred Stock (Includes all Series AA-Series AA-4)	119	15
Additional Paid in Capital	13,986,033	11,460,427
Accumulated Deficit	(7,322,326)	(5,699,466)
Total Equity	6,664,030	5,761,164
TOTAL LIABILITIES AND EQUITY	7,889,187	8,355,618

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	4,889,506	1,906,242
Cost of Revenue	2,316,881	742,342
Gross Profit	2,572,625	1,163,900
Operating Expenses		
Advertising and Marketing	248,116	275,841
General and Administrative	549,758	641,912
Research and Development	45,321	38,983
Payroll	3,278,053	2,833,234
Rent and Lease	40,265	39,444
Total Operating Expenses	4,161,513	3,829,414
Operating Income (loss)	(1,588,888)	(2,665,514)
Total Other Income	8,197	30,662
Interest Expense	42,169	119,793
Earnings Before Income Taxes	(1,622,860)	(2,754,645)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,622,860)	(2,754,645)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,622,860)	(2,754,645)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	427,987	219,408
Payroll Liabilities	35,407	22,892
Accounts Receivable	(75,758)	(235,303)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	387,636	6,997
Net Cash provided by (used in) Operating Activities	(1,235,224)	(2,747,648)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Notes Payable	204,615	49,600
Proceeds from the Issuance of Convertible Notes	-	845,000
Proceeds from the Issuance of Common Stock	16	-
Proceeds from the Issuance of Preferred Stock (Includes all Series AA-Series AA-4)	104	-
Proceeds from Additional Paid-In Capital	527,876	1,722,594
Net Cash provided by (used in) Financing Activities	732,611	2,617,194
Cash at the beginning of period	735,234	865,688
Net Cash increase (decrease) for period	(502,613)	(130,454)
Cash at end of period	232,621	735,234

Statement of Changes in Shareholder Equity

	Common Stock		Series AA Preferred Stock		Series AA-1 Preferred Stock		Series AA-2 Preferred Stock		Series AA-3 Preferred Stock		Series AA-4 Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2022	1,882,712	188	146,656	15	-	-	-	-	-	-	-	-	9,737,833	(2,944,821)	6,793,215
Paid-in Capital	-	-	-	-	-	-	-	-	-	-	-	-	1,722,594	-	1,722,594
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,754,645)	(2,754,645)
Ending Balance 12/31/2022	1,882,712	188	146,656	15	-	-	-	-	-	-	-	-	11,460,427	(5,699,466)	5,761,164
Issuance of Stock	154,669	16	-	-	232,042	23	590,213	59	194,885	19	28,216	3	2,525,606	-	2,525,726
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,622,860)	(1,622,860)
Ending Balance 12/31/2023	2,037,381	204	146,656	15	232,042	23	590,213	59	194,885	19	28,216	3	13,986,033	(7,322,326)	6,664,030

Neighborhood Sun Benefit Corp.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Neighborhood Sun Benefit Corp. ("the Company") is a corporation organized under the laws of the State of Maryland. The Company is a community-focused, grassroots clean energy provider that saves people money on electricity and helps our environment with selling and managing subscriptions to fund community solar projects.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Neighborhood Sun Merger Sub, LLC, a Maryland limited liability company. On November 11th, 2021, Astral Power Inc. a Maryland corporation, merged into Neighborhood Sun Benefit Corp. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue is recognized when control of the promised goods or services is transferred to customers, reflecting the expected consideration for those goods or services. The Company generates revenue through the sale and management of solar energy projects. Upon full development of the projects, subscribers receive credits for the sale of electric power to local utility operators. The Company's primary performance obligation is to satisfy all requirements agreed upon with customers.

Years	Customer Acquisition Fees	Customer Management Fees	Total Revenue
2023	3,967,910	921,596	4,889,506
2022	1,262,477	643,765	1,906,242

Concentration of Revenue

In 2023, two customers separately consisted of over 10% of the total revenue generated by the Company. In 2022, three customers separately consisted of over 10% of the total revenue generated by the Company.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Business Acquisition

On November 11th, 2021, the Company completed the acquisition of Astral Power, Inc. with a share exchange of $7,331,338. The Company acquired Astral Power, Inc. with hopes of expanding its business and brand.

The following table summarizes the provisional purchase price allocation based on the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition, which are subject to change within a measurement period of up to one year from the acquisition date pursuant to ASC 805. The fair value of the cash and cash equivalents is based on the USD amount in the Company's bank account, fixed assets are based on cost minus accumulated depreciation, and all other receivables and payables are based on the totals agreed upon in USD between each party.

Assets:	
Cash and cash equivalents	321,401
Accounts Receivable	292,676
Payroll Refunds	136,329
Computers	5,537
Other	2,854
Goodwill	6,841,480
Total assets:	7,600,277
Liabilities:	
Accounts Payable	1,226
Payroll Liabilities	65,200
Notes Payables	194,900
Other	7,612
Total Liabilities:	268,939
Total Purchase Price	7,331,338

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of its identifiable net assets acquired. Goodwill is recognized as of the acquisition date and is not amortized but is subject to impairment testing at least annually or more frequently if events or circumstances indicate potential impairment. The Company performs its goodwill impairment tests on an annual basis, generally during the fourth quarter, or when events or changes in circumstances occur that suggest potential impairment. The Company determines goodwill impairment by comparing the fair value of the reporting unit to its carrying value, including goodwill. The fair value is estimated using various valuation techniques, including the income approach, market approach, or a combination of both, as appropriate. The Company considers market participant assumptions and estimates to determine the fair value of the reporting unit. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the excess amount. The impairment loss is measured as the difference between the carrying amount of goodwill and its implied fair value. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of its assets and liabilities, including unrecognized intangible assets, in a hypothetical analysis similar to a purchase price allocation. Any remaining fair value after allocating to identified and unrecognized net assets is attributed to goodwill. The Company considers various factors in assessing potential impairment, including changes in the business environment, industry conditions, and the financial performance of the reporting unit. Additionally, the Company may consider qualitative factors such as adverse legal or regulatory developments, market conditions, and changes in the competitive landscape. When applicable, the Company performs a quantitative analysis to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount, indicating a potential impairment. As of December 31st, 2023, the Company does not believe there are any indicators of other than temporary impairment.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2022	73,500	$5.278	-	9
Granted	65,000	$6.110	-	10
Exercised	-	-	-	0
Expired/cancelled	-	-	-	0
Total options outstanding, December 31, 2022	138,500	$5.669	-	9
Granted	-	-	-	0
Exercised	-	-	-	0
Expired/cancelled	-	-	-	0
Total options outstanding, December 31, 2023	138,500	$5.669	-	8
Options exercisable, December 31, 2023	138,500	$5.669	-	8

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2022	73,500	$-
Granted	65,000	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	138,500	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2023	138,500	$-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 and 2023 to be negligible.

The Company issued 103,495 common stock warrants in 2016 and 2019. The warrants have not been exercised, do not include any expiration date, and include an exercise price per share equal to the fair value of the Company's common stock as of the date of grant as determined in good faith by the board.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, District of Columbia, Florida, Maryland, New Jersey, New York, Virginia, and Connecticut. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations.

The Company has potential litigation related to the Telephone Consumer Protection App (TCPA) from a single plaintiff because of the actions of one of their vendors. However, the vendor has accepted responsibility and they have invoked the indemnification clause in their contract. The vendor agreed to pay all legal costs to defend against the potential litigation and any possible settlement. The Company has retained counsel who has advised that their exposure is minimal since they did not direct the vendor to take the action in question. Any estimated liability is not measurable as of the time of the review.

<u>Rent and Lease</u>

The Company entered into an agreement to lease office space starting December 1, 2021. The operating lease required monthly payments of $4,380 throughout 2023. The current lease expires on May 31, 2025, and is cancelable upon at least thirty days prior written notice. The lease required a security deposit of $12,756. The Company recorded a right of use asset and lease liability of $105,554 related to this office lease. Future minimum lease payments as of December 31, 2023, are as follows:

Year Ending December 31,	Payment
2024	$52,072
2025	$53,482
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

In 2019, the Company received a loan in the amount of $100,000. The loan accrued interest at 6% and was fully repaid in 2022.

In 2020, the Company received a Small Business Loan ("EIDL Loan") in the amount of $149,900. The loan accrues 3.75% per annum and will mature in 2050.

In 2021, the Company received a loan in the amount of $117,049. The loan accrued interest at 4% and was fully repaid in 2022.

In September 2023, the Company received a loan in the amount of $25,000. The loan accrues interest at 4.76% and was repaid in 2023.

In September 2022, the Company received an Intuit Loan in the amount of $65,000. The loan accrues interest at 8.39% and was repaid in 2023. As of December 31st, 2022, the unpaid principle was $49,600.

In July 2023, the Company received an Intuit Loan in the amount of $30,000. The loan accrues interest at 10.93% per and matures in 2024. As of December 31st, 2023, the unpaid principle was $14,215.

The Company had a liability due to its developers in the amount of $123,442 as of December 31st, 2023. The payable does not accrue interest and is due on demand.

In 2023, the Company received a line of credit in the amount of $240,000. The line of credit accrues interest at 9.5% and will mature in 2024.

The Company has entered into several convertible note agreements for the purposes of funding operations. The convertible notes do not contain an interest rate. The notes are convertible into shares of the Company's common stock at a 21.43% discount during a change of control or qualified financing event. All convertible notes had been converted into preferred shares as of December 31st, 2023, due to a qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	377,657
2025	-
2026	-
2027	-
2028	-
Thereafter	149,900

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan 1	100,000	6.00%	2022	-	-	-	-	-	-
Loan 2	149,900	3.75%	2050	-	149,900	149,900	-	149,900	149,900
Loan 3	117,049	4.00%	2022	-	-	-	-	-	-
Loan 4	25,000	4.76%	2022	-	-	-	-	-	-
Loan 5	65,000	8.39%	2023	-	-	-	49,600	-	49,600
Loan 6	30,000	10.93%	2024	14,215	-	14,215	-	-	-
Due to Developers	123,442	None	2024	123,442	-	123,442	34,938	-	34,938
Line of Credit	240,000	9.50%	2024	240,000	-	240,000	-	-	-
Convertible Notes	1,895,000	None	Converted in 2023	-	-	-	1,895,000	-	1,895,000
Total				**377,657**	**149,900**	**527,557**	**1,979,538**	**149,900**	**2,129,438**

NOTE 6 – EQUITY

The Company has authorized 3,490,666 common shares with a par value of $0.0001 per share. 2,037,381 shares were issued and outstanding as of 2023.

The Company has authorized 1,199,790 preferred shares with a par value of $0.0001 per share. 1,192,012 shares were issued and outstanding as of 2023. Of the 1,192,012 shares, 146,656 were Series AA, 232,042 were Series AA-1, 590,213 were Series AA-2, 194,885 were Series AA-3, and 28,216 were Series AA-4.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference. The holders of Common Stock are entitled to dividends as the Board of Directors may in their discretion legally declare, subject to the voting and dividend rights, if any, of the holders of Preferred Stock.

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights.

In the event of any liquidation, dissolution or winding up of the Company, the remaining assets of the Company after the payment of all debts and necessary expenses, subject to the rights of the holders of Preferred Stock, shall be distributed.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. The Company has faced a limited runway since it began operations in 2018 and has successfully continued to operate and grow revenue while reducing losses. Management strongly believes they will be able to continue raising capital as needed to support operations and growth. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.